Exhibit 2.1.4

October 31, 2012

Robert D. Yeary

5004 Ledgestone Drive

Fort Worth, TX 76132

The Yeary Family Trust D

5004 Ledgestone Drive

Fort Worth, TX 76132

Attn: Robert D. Yeary, Trustee

Dear Robert and The Yeary Family Trust D:

I am writing in connection with the Stock Purchase Agreement dated August 31, 2012 by and among Walter Investment Management Corp. (“WIMC”), Reverse Mortgage Solutions, Inc., JAM Special Opportunities Fund, L.P., and the other stockholders that are a party thereto (as amended or modified, the “Agreement”). Unless otherwise set forth in this letter, capitalized terms shall have the meanings ascribed to them in the Agreement.

This letter will confirm the following understandings between WIMC and you:

1.	Fifty percent (50%) of the Cash Consideration that will become payable to Robert D. Yeary at Closing shall instead be paid to The Yeary Family Trust D at Closing.

2.	Fifty percent (50%) of the Stock Consideration that will become payable to Robert D. Yeary at Closing shall instead be paid to The Yeary Family Trust D at Closing.

3.	For all purposes of the Agreement and any Transaction Document, The Yeary Family Trust D shall be an “Other Stockholder Seller” and a “Special Seller” and shall have all of the rights and obligations of an “Other Stockholder Seller” and a “Special Seller” under the Agreement and any Transaction Document.

All other terms, conditions, provisions and references of and to the Agreement not addressed herein shall remain in full force and effect and shall not be altered by any provisions herein contained.

If the foregoing accurately reflects your understanding of the matters described, please acknowledge your agreement below and return the signed agreement to me.

Very truly yours,

WALTER INVESTMENT MANAGEMENT CORP.

By:	Stuart D. Boyd
V.P., General Counsel and Secretary

The foregoing is agreed to as of the date first written above.

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ROBERT D. YEARY

THE YEARY FAMILY TRUST D

By:

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